[redacted]

SEC [barcode] ISSION

09055390

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51365

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01.01.08 (MM/DD/YY) AND ENDING 12.31.08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WINDRIVER CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1031 N. 1510 E.
(No. and Street)

OREM (City) UT (State) 84097 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STAYNER BATES & JENSEN PC
(Name – *if individual, state last, first, middle name*)

510 S. 200 W. #200 (Address) SLC (City) UT (State) 84101 (Zip Code)

SEC Mail Processing Section

FEB 19 2009

Washington, DC
111

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVEN A. BATES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WIDRIVER CAPITAL LLC, as of 12.31.08, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NA

____

Signature

MANAGING MEMBER

Title

Notary Public

SHERRY J SMITH
Notary Public
State Of Utah
My Commission Expires 01-05-2013
COMMISSION NO. 577084

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WINDRIVER CAPITAL, LLC

Financial Statements for the
Year Ended December 31, 2008
and Independent Auditors' Report

CRD # 46284

CONTENTS

PART I

Stayner Bates & Jensen P.C.
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

To the Members of
WindRiver Capital, LLC
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of WindRiver Capital, LLC as of December 31, 2008 and the related statements of income and changes in members' equity, and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by Rule 15c3-1. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WindRiver Capital, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information on pages 10 to 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Stayner, Bates & Jensen, P.C.

Stayner, Bates & Jensen, P.C.
Salt Lake City, Utah
January 19, 2009

510 South 200 West Suite 200 • Salt Lake City, Utah 84101 • 801.531.9100 • Fax 801.531.9147
Mail: P.O. Box 2995 • Salt Lake City, Utah • 84110-2995

WINDRIVER CAPITAL, LLC
Statement of Financial Condition

ASSETS

	December 31, 2008
CURRENT ASSETS	
Cash and cash equivalents (Note 2)	$ 195,927
Settlement receivable, current portion (Note 3)	50,000
Total Current Assets	245,927
PROPERTY AND EQUIPMENT, NET (Note 4)	1,959
OTHER ASSETS	
Settlement receivable, long-term (Note 3)	75,000
Total Other Assets	75,000
TOTAL ASSETS	$ 322,886

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	$ -
MEMBERS' EQUITY	322,886
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 322,886

The accompanying notes are an integral part of these financial statements.

WINDRIVER CAPITAL, LLC

Statement of Income and Changes in Members' Equity

	For the Year Ended December 31, 2008
REVENUES	
Interest income	$ 2,484
Settlement income (Note 3)	275,000
TOTAL REVENUES	277,484
OPERATING EXPENSES	
Depreciation and amortization	680
General and administrative	8,204
TOTAL OPERATING EXPENSES	8,884
NET INCOME	268,600
MEMBERS' EQUITY, BEGINNING OF YEAR	54,286
MEMBERS' EQUITY, END OF YEAR	$ 322,886

The accompanying notes are an integral part of these financial statements.

WINDRIVER CAPITAL, LLC
Statement of Cash Flows

	For the Year Ended December 31, 2008
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 268,600
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	680
Changes in operating assets:	
Increase in settlement receivable	(125,000)
Net Cash Provided by Operating Activities	144,280
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	-
NET INCREASE IN CASH AND CASH EQUIVALENTS	144,280
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	51,647
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 195,927
SUPPLEMENTAL INFORMATION	
Cash paid for interest	$ -

The accompanying notes are an integral part of these financial statements.

WINDRIVER CAPITAL, LLC
Notes to the Financial Statements
December 31, 2008

NOTE 1 - NATURE OF ORGANIZATION

The financial statements presented are those of WindRiver Capital, LLC (the Company). The Company was originally organized as a Limited Liability Company in the State of Utah in October 1998.

The Company offers services to raise money and capital for companies, and to give advice related to mergers and acquisitions. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i) and does not hold funds or securities or owe funds or securities for, or owe money or securities to, customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Accounting Method

The financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year-end.

b. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. Cash and Cash Equivalents

Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

d. Property and Equipment

Property and equipment are stated at cost. Betterments and improvements are capitalized over their estimated useful lives, whereas repairs and maintenance expenditures on the assets are charged to expense as incurred. When assets are disposed of, the cost and accumulated depreciation (net book value of the assets) is eliminated and any resulting gain or loss is reflected accordingly. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Furniture and fixtures	7 years

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

e. Concentration of Credit Risk

The Company maintains its cash in federally insured bank accounts. At times, the amounts exceed insured limits, currently at $250,000 per account. The Company does not anticipate any losses from this risk.

f. Revenue Recognition

Transaction fees (deal fees) are recognized as revenue upon completion of the transaction process. Advisory and consulting fees are recognized as the related services are rendered. Nonrefundable retainers are recognized as received. Costs connected with transaction fees are expensed as incurred.

g. Income Taxes

The Company is treated as a partnership for income tax purposes and as such, each member is taxed separately on their distributive share of the Company's income whether or not that income is actually distributed. Therefore, no accrual for income taxes has been recorded in the financial statements.

NOTE 3 - SETTLEMENT RECEIVABLE

During a prior year, the Company was involved in a lawsuit to recover damages of approximately $1,200,000 from Unicity International, Inc. ("Unicity") for its failure to pay the Company certain investment banking fees that were due to the Company under an agreement during 2005.

During the year ended December 31, 2008, the parties to the litigation entered into a settlement, pursuant to which Unicity was required to pay the Company a total of $275,000 over a period of approximately two and a half years (the total settlement was for a total of $550,000, of which the Company is entitled to 50% of the settlement). $150,000 of this amount was received by the Company prior to December 31, 2008. The remaining $125,000 is due to the Company at the following dates:

- $50,000 prior to January 10, 2009
- $62,500 prior to January 10, 2010
- $12,500 prior to July 10, 2010

Accordingly, the $50,000 amount is being shown as a current asset in the accompanying statement of position as of December 31, 2008 (which was received by the Company on January 10, 2009). The remaining $75,000 is being shown as a long-term asset. Management believes that the remaining $75,000 is fully collectible, thus no allowance for bad debts has been recorded by the Company as of December 31, 2008.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2008:

Furniture and fixtures	$ 34,576
Less: accumulated depreciation	(32,617)
Office furniture and fixtures, net	$ 1,959

Depreciation and amortization expense on furniture and fixtures was $680 for the year ended December 31, 2008.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital of $5,000. At December 31, 2008, the Company had net capital of $195,927 which was $190,927 in excess of its required net capital of $5,000.

NOTE 6 - RESERVE REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 (per paragraph K (2) (i)) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold fund or securities of customers.

WINDRIVER CAPITAL, LLC

Computation of Net Capital Requirements Pursuant To Rule
15c3-1 of the Securities and Exchange Commission
December 31, 2008

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 322,886
Non-allowable assets (see page 11)	(126,959)
NET CAPITAL	$ 195,927
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	$ -
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL	$ 190,927
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 195,927
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities net of deferred income taxes payable and deferred income	$ -
Percentage of aggregate indebtedness to net capital	0%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$ 195,927
Audit Adjustments	-
NET CAPITAL PER AUDIT REPORT	$ 195,927

WINDRIVER CAPITAL, LLC
Non-Allowable Assets
December 31, 2008

NON-ALLOWABLE ASSETS

Settlement receivables	$	125,000
Property and equipment, at cost, net of accumulated depreciation of $32,617		1,959
	$	126,959

PART II

WINDRIVER CAPITAL, LLC

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2008

Stayner Bates & Jensen P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
WindRiver Capital, LLC
Salt Lake City, Utah

In planning and performing our audit of the financial statements of WindRiver Capital, LLC (hereafter referred to as the "Company") for the year ended December 31, 2008, we have considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. We did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles.

510 South 200 West Suite 200 • Salt Lake City, Utah 84101 • 801.531.9100 • Fax 801.531.9147
Mail: P.O. Box 2995 • Salt Lake City, Utah • 84110-2995

Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be a material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures that we considered to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2008 and no facts came to our attention indicating that such conditions had not been complied with during the year then ended.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate on December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Stayner, Bates & Jensen, P.C.

Stayner, Bates & Jensen, P.C.
Salt Lake City, Utah
January 19, 2009